

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

<u>Via Email</u>
Jim Robinson
Chief Executive Officer
Animal Health International, Inc.
7 Village Circle, Suite 200
Westlake, TX 76262

   Re: **Animal Health International, Inc.**
     Schedule 14A
     Filed April 4, 2011
     File No. 001-33273

Dear Mr. Robinson:

  We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       /s/ David Link for

       John Reynolds
       Assistant Director